                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No._____)*

                               GMX Resources Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   38011M108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)
     [_] Rule 13d-1(c)
     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 38011M108                   13G                      Page 1 of 4 Pages

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  CUSIP NO. 38011M108
            ---------
------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.  Ken L. Kenworthy, Sr.
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS. ###-##-####

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

------------------------------------------------------------------------------
                     5    SOLE VOTING POWER             967,324

     NUMBER OF
      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER                 0
   BENEFICIALLY
     OWNED BY
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER        967,324

    REPORTING
      PERSON       -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER            0
       WITH
------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  967,324

------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [_]
------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)    14.8%

------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)    IN

------------------------------------------------------------------------------



CUSIP NO. 38011M108                   13G                      Page 2 of 4 Pages

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Item 1
     (a) Name of Issuer: GMX Resources Inc.
     (b) Address of Issuer's Principal Executive Offices
               One Benham Place
               9400 N. Broadway, Suite 600
               Oklahoma City, OK 73114

Item 2
     (a) Name of Person Filing: Ken L. Kenworthy, Sr.
     (b) Address of Principal Business Office:
               One Benham Place
               9400 N. Broadway, Suite 600
               Oklahoma City, OK 73114
     (c) Citizenship: United States
     (d) Title of Class of Securities: Common Stock, Par Value $.0001 per share
     (e) CUSIP Number: 38011M108

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [_]  Broker or dealer registered under section 15 of the Act
              (15 U.S.C. 78o).
     (b) [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     (c) [_]  Insurance company as defined in section 3(a)(19) of the Act
              (15 U.S.C. 78c).
     (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
     (e) [_]  An investment adviser in accordance with
              (S)240.13d-1(b)(1)(ii)(E);
     (f) [_]  An employee benefit plan or endowment fund in accordance with
              (S)240.13d-1(b)(1)(ii)(F);
     (g) [_]  A parent holding company or control person in accordance with
              (S)240.13d-1(b)(1)(ii)(G);
     (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     (j) [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     (a)  Amount beneficially owned: 967,324
     (b)  Percent of class: 14.8%
     (c)  Number of shares as to which the person has:
          (i)   Sole power to vote or to direct the vote: 967,324
          (ii)  Shared power to vote or to direct the vote: 0
          (iii) Sole power to dispose or to direct the disposition of: 967,324
          (iv)  Shared power to dispose or to direct the disposition of: 0

CUSIP NO. 38011M108                   13G                      Page 3 of 4 Pages

Item 5.  Ownership of 5 Percent or Less of a Class: Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
          Not Applicable

Item 8.  Identification and Classification of Members of the Group:
          Not Applicable

Item 9.  Notice of Dissolution of a Group: Not Applicable

Item 10. Certification

     By signing below, the undersigned certifies that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired with or as a participant in any transaction having such purposes or effect.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 11, 2002.                            /s/ KEN L. KENWORTHY, SR.
                                              ----------------------------------
                                              Ken L. Kenworthy, Sr.


CUSIP NO. 38011M108                   13G                      Page 4 of 4 Pages